File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                             WESTERN RESOURCES, INC.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
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                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
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                     (Name of top registered holding company
                     parent of each applicant or declarant)

                             John K. Rosenberg, Esq.
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612


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                    (Name and address of agents for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:


                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513



                                TABLE OF CONTENTS

                                                                         Page

Item 1    DESCRIPTION OF PROPOSED TRANSACTIONS.............................4
         A.       Description of the Parties...............................4
                  1.  WRI  ................................................4
                  2.  ONEOK...............................................11
         B.       Description of the Transactions.........................14
                  1.  Background of the Transactions......................14
                  2.  The Transactions....................................17
                  3.  The Shareholder Agreement...........................20
                  4.  Other Agreements....................................27
                  5.  New ONEOK...........................................29

Item 2   FEES, COMMISSIONS AND EXPENSES...................................37

Item 3   APPLICABLE STATUTORY PROVISIONS..................................37
         A.       Section 10(b)...........................................38
                  1.       Section 10(b)(1)...............................39
                  2.       Section 10(b)(2) -- Fairness of
                           Consideration..................................43
                  3.       Section 10(b)(2) -- Reasonableness of Fees.....46
                  4.       Section 10(b)(3)...............................48
         B.       Section 10(c)...........................................50
                  1.       Section 10(c)(1)...............................50
                  2.       Section 10(c)(2)...............................57
         C.       Section 3(a)(1).........................................60

Item 4   REGULATORY APPROVALS.............................................61
         A.       State Public Utility Regulation.........................61
                  1.       State Corporation Commission of the State of
                           Kansas.........................................61
                  2.       Corporation Commission of the State of
                           Oklahoma.......................................61
         B.       Other Federal Regulations...............................62

Item 5   PROCEDURES.......................................................62

Item 6   EXHIBITS AND FINANCIAL STATEMENTS................................63
         A.       Exhibits................................................63
         B.       Financial Statements....................................65

Item 7   INFORMATION AS TO ENVIRONMENTAL EFFECTS..........................66




     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Western Resources, Inc., a Kansas corporation having its principal office in Topeka, Kansas (the "Company" or "WRI"), hereby requests that the Securities and Exchange Commission (the "Commission" or "SEC") authorize the acquisition by the Company of 9.9% of the outstanding voting securities of a newly-formed company, WAI, Inc., an Oklahoma Corporation ("WAI") that will become a public utility company as a result of the transactions for which approval is requested in this application. WRI has formed WAI initially as a wholly-owned subsidiary of the Company and will contribute all of the assets (the "Assets") of the Company's local natural gas distribution business (the "WRI LDC Business") and all of the outstanding capital stock of Mid Continent Market Center, Inc. ("MCMC") and Westar Gas Marketing, Inc. (Westar Gas Marketing, Inc. together with MCMC and the WRI LDC Business, the "Gas Business") to WAI (the "Asset Transaction"). ONEOK, Inc., a Delaware corporation ("ONEOK"), which, among other things, operates as a gas utility company as defined in
Section 2(a)(4) of the Act, pursuant to an Agreement among WRI, ONEOK and WAI (the Agreement, as amended and restated, the "Agreement"), will then merge with and into WAI (the "Merger", and together with the Asset Transaction, the "Transactions"), with the Company owning up to 9.9% of the outstanding common stock of WAI and shares of non-voting convertible preferred stock. In total, the Company will own no more than 45% of the capital stock of WAI and the present shareholders of ONEOK will own at least 55% of the capital stock of WAI (the "Ownership Percentages") after the Merger. Upon consummation of the Merger, WAI will be renamed ONEOK, Inc. ("New ONEOK"). The Transactions, as described herein, meet all of the statutory requirements for approval under Section 9(a)(2) of the Act.

     In connection with the Transactions, ONEOK and WRI will obtain a No-Action Letter that represents the SEC Staff's concurrence that New ONEOK will not be deemed to be a subsidiary of WRI within the meaning of Section 2(a)(8) of the Act and WRI will not be deemed to be a holding company over New ONEOK under
Section 2(a)(7) of the Act.

Item  1  DESCRIPTION  OF  PROPOSED TRANSACTIONS

          A.   Description of the Parties

               1.   WRI

     WRI is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2. WRI is itself a public utility company engaged in the production, purchase, transmission, distribution and sale of electric energy in the state of Kansas and the transportation and sale of natural gas predominantly in the state of
Kansas,  with some small  operations in Oklahoma.  WRI provides  retail electric service to approximately 329,000 industrial, commercial, and residential customers in Kansas. WRI also provides wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. As a natural gas utility, WRI distributes gas in Kansas and northeastern Oklahoma. WRI provides natural gas service to approximately 648,000 retail customers. WRI is subject to regulation as a public utility with respect to retail electric and gas rates and other matters by the State Corporation Commission of the State of Kansas (the "KCC") and with respect to retail gas rates and other matters by the Corporation Commission of the State of Oklahoma (the "OCC").

     WRI currently has one utility  subsidiary,  Kansas Gas and Electric Company
("KGE") which provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1996, it rendered electric services at retail to approximately 277,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE has one active subsidiary, Wolf Creek Nuclear Operating Corporation ("WCNOC"), a Delaware Corporation, which is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant's owners, including KGE.1/ KGE is also subject to regulation as a public utility with respect to retail electric rates and other matters by the KCC. In addition, KGE is subject to regulation by the Nuclear Regulatory Commission under the Atomic Energy Act of 1954, as amended, in connection with its ownership of the Wolf Creek nuclear generating facility.

--------
1/ KGE has obtained a No-Action letter regarding Wolf Creek Nuclear Operating Corporation not being deemed an electric utility company under section 2(a)(3) of the Act. SEC No- Action Letter (June 26, 1995)

     WRI's non-utility subsidiaries are as follows:

     (a) Westar Capital, Inc. ("Westar Capital"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Capital is a holding company for certain non-regulated activities of the Company. Westar Capital's subsidiaries and affiliates (as defined in the Act) are:

               Hanover Compressor Company, a Delaware corporation, with principal offices at 12001 N. Houston Rosslyn, Houston, Texas, 77086. Hanover Compressor Company offers compression services to the natural gas industry. Westar Capital owns approximately 10% of Hanover's common stock.

               Westar Financial Services, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Financial Services, Inc. is engaged in the funding of activities of other subsidiaries of Western Resources, Inc.

               Wing Columbia, L.L.C., a limited liability company organized under laws of Delaware, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. Wing Columbia, L.L.C. invests in power generation projects in Columbia, South America. Westar Capital, Inc. owns 99% and The Wing Group, Limited Co. owns 1% of Wing Columbia, L.L.C.

               WestSec, Inc., a Kansas corporation, with principal offices at 4221 West John Carpenter Freeway, Irving, Texas 75063. WestSec, Inc. is engaged in the business of monitored home and business security systems.

               Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612.
               Westar   Limited   Partners,   Inc.   participates   in   limited
               partnerships and investments related to the business of WRI.

               Valence, L.L.C., a Kansas limited liability company, with principal offices at 7001 Oxford Street, Minneapolis, Minnesota 55426. Valence, L.L.C., in which Westar Limited has a 40% interest, develops, manufactures, produces and distributes electronic parts, equipment and products.

               Thunderbird   Limited,   III,   L.P.,   a   Kansas   limited
               partnership, is a low income housing project in which Westar Limited is a 82% limited partner.

               Thunderbird Montery, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limited is a 99% limited partner.

               Oakwood Manor, L.P., a Kansas limited partnership, is a low income housing project, in which Westar Limited is a 99% limited partner.

     (b) Westar Energy, Inc. ("Westar Energy"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Energy provides services to large commercial and industrial customers. Westar Energy's subsidiaries are:

               Westar Energy Investments, Inc., a Kansas corporation with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Energy Investments, Inc. holds investments of Westar Energy, Inc.

               Westar Gas Marketing, Inc., a Kansas corporation, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas 66604. Westar Gas Marketing, Inc., arranges natural gas purchasing, transportation, and delivery for natural gas users.

               Westar Gas Company, a Delaware corporation, with principal offices at 1100 SW Wanamaker Road, Ste. 1001, Topeka, Kansas 66604. Westar Gas Company gathers and processes natural gas in Oklahoma and Kansas.

               Indian Basin Venture I & II, New Mexico joint ventures, with principal offices at 1100 SW Wanamaker Road, Ste. 101, Topeka, Kansas 66604. Indian Basin Ventures operates a gas processing plant in New Mexico.

               Westar Electric Marketing, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Westar Electric Marketing, Inc. arranges electric marketing and brokering to commercial and industrial customers on a wholesale level.

               Westar Business Services, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Westar Business Services, Inc. is a provider of energy related services to commercial and industrial customers.

     (c) Westar Security, Inc. ("Westar Security"), a Kansas corporation, with principal offices at 4221 West John Carpenter Freeway, Irving, Texas 75063. Westar Security identifies and develops consumer products and services related to the energy business. Westar Security's subsidiaries are:

               Secure America Alarm Systems, Inc., a Kansas corporation, with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215. Secure America is engaged in the business of monitored home and business security systems.

               Sentry Protective Alarms, Inc., a Kansas corporation with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215. Sentry Protective Alarms, Inc. is engaged in the business of monitored home and business security systems.

               Sentry Protective Alarms, Inc., a California corporation with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215. Sentry Protective Alarms, Inc. is engaged in the business of monitored home and business security systems.

               Security Monitoring Services, Inc., a Florida corporation, with principal offices at 725 South State Road 434, Longwood, Florida 32752. Security Monitoring Services, Inc. is engaged in the business of monitored home and business security systems.

               Nexstar, Inc., a Florida corporation, with principal offices at 725 South State Road 434, Longwood, Florida 32752. Nexstar, Inc. is engaged in the business of monitored home and business security systems.

               Safeguard  Alarms,  Inc.,  a  Missouri   corporation,   with
               principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215. Safeguard Alarms, Inc. is engaged in the business of monitored home and business security systems.

               Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Communications, Inc. operates a paging system in Kansas.

               Westar Security Services, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Security Services, Inc. is engaged in the business of monitored home and business security systems.

     (d) MCMC, a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. MCMC offers natural gas transportation, wheeling, parking, balancing and storage services to natural gas producers. MCMC's subsidiaries are:

               Market Center Gathering, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Market Center Gathering, Inc. facilitates the operation of gas gathering systems.

     (e) Western Resources Capital I and II, Delaware business trusts, were established for the purpose of issuing securities.

     (f) The Wing Group, Limited Co., a Delaware corporation, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. The Wing Group, Limited Co. is a developer of international power generation projects. The Wing Group, Limited Co.'s subsidiaries are:

               Wing Capital, L.L.C., a Delaware Limited Liability Company, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. Wing Capital invests in projects of The Wing Group.

               Wing Thailand, Inc., a Delaware Corporation, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. Wing Thailand invests in projects in Thailand.

               The  Wing  Group  International,   Inc.,  a  Cayman  Islands
               Company, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380.

     (g) CPI-Western Power Holdings, Ltd., a Bermuda Limited Liability Company. WRI owns 50% of CPI-Western Power Holdings, Ltd, a master joint venture which invests in power generation projects in China.

     (h) Western Resources (Bermuda) Ltd., a Bermuda Limited Liability Company is a holding company to hold the interest of WRI in CPI-Western Power Holdings, Ltd.

     (i) Wing Turkey, Inc., is a corporation organized under the laws of Delaware, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. Wing Turkey, Inc. invests in power generation projects in Turkey. Wing Turkey, Inc.'s subsidiaries are:

               Wing International, Ltd., a Texas Limited Liability Company, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. Wing International, Ltd. invests in power generation projects in Turkey. Wing Turkey, Inc. owns 99% and The Wing Group, Limited Co. owns 1%.

     The common stock, $5.00 par value, of the Company ("Company Common Stock") is listed on the New York Stock Exchange ("NYSE"). As of July 30, 1997, there were 65,220,373 shares of Company Common Stock outstanding.

     For the year ended December 31, 1996, the Company's operating revenues on a consolidated basis were approximately $2.05 billion, of which approximately $849 million was derived from the Company's natural gas operations. Consolidated assets of the Company and its subsidiaries at December 31, 1996 were approximately $6.65 billion, of which approximately $4.36 billion consists of identifiable utility property, plant and equipment.

     A more detailed summary of information concerning the Company and its subsidiaries is contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Form U-3A-2 for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which are incorporated herein by reference as Exhibits H-1, H-2, H-3 and H-4, respectively.

     WRI has entered into an Agreement and Plan of Merger, dated as of February 17, 1997, with Kansas City Power & Light Company ("KCPL"), a public utility company which operates as an electric utility company in the states of Kansas and Missouri. WRI intends to undertake a merger such that KCPL would be acquired by WRI. KCPL conducts approximately one-third of its utility operations in Kansas and approximately two-thirds in Missouri. In connection with the KCPL transaction, the Company would claim an exemption, or seek an order from the Commission declaring an exemption, from all provisions of the Act except Section 9(a)(2).

               2. ONEOK

     ONEOK, is a Delaware corporation having its principal office in Tulsa, Oklahoma. It engages through its divisions and subsidiaries in several aspects of the energy business. ONEOK purchases, gathers, compresses, transports, and stores natural gas for distribution to consumers. It transports gas for others, leases pipeline capacity to others for their use in transporting gas, and leases a small intrastate transmission system in Texas to others. ONEOK explores for and produces oil and gas, extracts and sells natural gas liquids, and is engaged in the gas marketing business. In addition, it leases and operates a headquarters office building (leasing excess space to others) and owns and operates a related parking facility. ONEOK is presently neither an associate nor an affiliate of a public-utility holding company.

     ONEOK's business is conducted in two general environments, a rate regulated environment ("Regulated business") and a non-regulated environment ("Non-Regulated business") as follows: Regulated Business. Oklahoma Natural Gas Company, a division, and two subsidiaries, ONG Transmission Company ("ONG Transmission") and ONG Sayre Storage Company ("Sayre") comprise a fully integrated intrastate natural gas gathering, storage, transmission and distribution operation which provides natural gas service to wholesale and retail customers, primarily in the state of Oklahoma. The operations of the division and two subsidiaries are consolidated for ratemaking purposes by the OCC. Pipeline capacity is leased to industrial customers to transport natural gas to their facilities and ONG Transmission transports gas for others under
Section 311(a) of the Natural Gas Policy Act of 1989 ("NGPA"). Natural gas is purchased from gas processing plants, producing gas wells, and pipeline suppliers, and, utilizing five underground storage facilities as necessary, is delivered to approximately 730,000 customers located in 294 communities in Oklahoma. The largest markets are the Oklahoma City and Tulsa metropolitan areas. An estimated population of over 2 million is served. Natural gas is also sold and/or pipeline capacity leased to other local gas distributors serving 44 Oklahoma communities. Sayre's gas storage facility is leased, on a long-term basis, to and operated by the Natural Gas Pipeline Company of America with some of the capacity retained for use as part of the regulated operation. Storage capacity is leased to third parties from time to time. OkTex Pipeline Company transports gas from ONEOK's Oklahoma system to pipelines in Texas and is regulated by the Federal Energy Regulatory Commission.

     Non-Regulated Business. The non-regulated business includes natural gas marketing by ONEOK Gas Marketing Company, gas processing by ONEOK Products Company and oil and gas exploration and production by ONEOK Resources Company. Other business includes leasing and operating (and leasing excess space) a headquarters building by ONEOK Leasing Company and owning and operating a parking garage by ONEOK Parking Company.

     The marketing business consists of purchasing and marketing natural gas primarily in the mid-continent area of the United States. An affiliate, ONEOK Producer Services Company, also provides marketing and related services to small producers in Oklahoma. The gas processing business includes non-operating interests in 15 gas processing plants primarily in Oklahoma which extract natural gas liquids, which are fractionated and sold to others as individual products. The oil and gas business is concentrated in Oklahoma where crude oil and natural gas is explored for and produced. The Company has working interests in 821 gas wells and 737 oil wells located principally in Oklahoma and Louisiana. Of these, 234 are operated properties.

     The common stock, without par value, of ONEOK ("ONEOK Common Stock") is listed on the NYSE. As of May 31, 1997, there were 27,997,925 shares of ONEOK Common Stock outstanding.

     For the year ended August 31, 1996, ONEOK's operating revenues on a consolidated basis were approximately $1.22 billion, of which approximately $538 million was attributable to regulated natural gas distribution activities and approximately $686 million to gas marketing, processing, gas exploration and production and other operations. Consolidated assets of ONEOK and its subsidiaries at May 31, 1997 were $1.40 billion, of which approximately $678 million consists of its gas distribution property, plant and equipment.

     A more detailed summary of information concerning ONEOK and its subsidiaries is contained in ONEOK's Annual Report on Form 10-K for the year ended August 31, 1996, ONEOK's Quarterly Reports on Form 10-Q for the quarters ended November 30, 1996, February 28, 1997 and May 31, 1997, which are incorporated herein by reference as Exhibits H-5, H-6, H-7 and H-8, respectively.

          B.   Description of the Transactions

               1.   Background of the Transactions

     In October 1992, WRI began actively to pursue bids for the sale of its gas operations. In May 1993, ONEOK and the Southern Union Company ("Southern Union") submitted a joint proposal to separately acquire certain portions of the gas business of WRI. Southern Union's bid was for WRI's Missouri distribution system, while ONEOK's bid was for WRI's Oklahoma and certain of WRI's Kansas gas distribution systems. On June 22, 1993, ONEOK publicly announced that WRI and ONEOK were conducting negotiations regarding the possible sale to ONEOK of WRI's local natural gas distribution operations in Oklahoma and gas-only utility operations in eastern Kansas. Negotiations between ONEOK and WRI continued through mid-July 1993. The parties were unable to reach mutual agreement on the terms of the proposed sale, and on July 15, 1993, ONEOK publicly announced the termination of negotiations with WRI.

     On January 29, 1996, Eugene Dubay of ONEOK and certain executives of WRI met in Topeka, Kansas regarding the possible purchase by ONEOK of WRI's Oklahoma and certain of its Kansas local natural gas distribution systems. During April 1996, executives of WRI held several discussions with ONEOK executives regarding the size and form of consideration for the transactions and WRI's proposal to retain a significant investment in the business through ownership of capital equity in the combined business as full or partial consideration for the transactions.

     In June 1996, WRI and ONEOK executed a confidentiality agreement relating, among other things, to the information to be provided by each company to the other. Following the execution of such confidentiality agreement, the parties began their respective due diligence reviews.

     On July 16, 1996, managements of ONEOK and WRI met in Topeka, Kansas to discuss the structure and terms of the transactions and the potential operating synergies which might result.

     On September 4, 1996, senior management of ONEOK and WRI had a meeting in Tulsa, Oklahoma to further discuss the structure of the transactions and the prospect of WRI's continued equity ownership in the combined business after the closing of such proposed transactions. ONEOK management indicated its willingness to enter into a proposed transaction structure in which WRI would subsequently hold, subject to certain standstill restrictions, up to 45.0% of the common stock of the combined entity on a fully diluted basis and receive a certain amount of cash.

     During October 1996 through mid-November 1996, members of the respective senior managements of each of ONEOK and WRI and their respective counsel held several discussions relating to the terms of the Shareholder Agreement (as defined below under "The Shareholder Agreement") and other matters, including, but not limited to, the number of shares of the combined business to be received by WRI in the Transactions, WRI's board representation in the combined business, WRI's voting rights, a standstill provision, WRI's top-up rights, the Rights Agreement (as defined below under "New ONEOK"), WRI's registration rights, transfer restrictions on WRI regarding its stock holding in New ONEOK, and a buy/sell option for both WRI and New ONEOK. During this time period, WRI and ONEOK exchanged detailed operational, financial and other business information and the respective senior managements and legal and financial advisors of each of ONEOK and WRI continued to conduct their due diligence reviews.

     From the end of November 1996 through the beginning of December 1996, discussions between the respective senior managements of each of ONEOK and WRI and their counsel progressed toward finalization of the terms of the Agreement and the Shareholder Agreement.

     On December 11, 1996, the WRI Board,  at its regularly  scheduled  meeting,
unanimously   approved  the  Agreement,   the  Shareholder   Agreement  and  the
Transactions.

     On December 11, 1996, the ONEOK Board met to consider approval of the Agreement, the Shareholder Agreement and the Transactions. At the meeting, PaineWebber Incorporated ("PaineWebber") presented its oral opinion to the ONEOK Board that, as of such date, the proposed Transactions were fair to ONEOK's shareholders from a financial point of view. After further discussion by the ONEOK Board of the proposed Transactions, the ONEOK Board concluded that the Transactions were in the best interest of ONEOK's shareholders and unanimously approved the Agreement, the Shareholder Agreement, other ancillary agreements and the Transactions contemplated thereby.

     On December 12, 1996, WRI and ONEOK executed the Agreement and publicly announced the Transactions.

     On January 31, 1997, WRI received a letter from the Commission confirming WRI's continued eligibility to account for a certain other unrelated business combination as a "pooling of interests." It is a condition to WRI's obligations to close the Transactions that WRI's accountants confirm such eligibility.

     On May 19, 1997, WRI and ONEOK amended and restated the Agreement to include New ONEOK as a party and to make several technical revisions.

               2.   The Transactions

     The Agreement among WRI, WAI and ONEOK provides that WRI will contribute, or will cause to be contributed, to WAI all of the Assets. WRI will then cause WAI to assume all of the liabilities of WRI that arise primarily out of, or relate primarily to or are primarily generated by, the Assets and approximately $35 million aggregate principal amount of debt of WRI with terms permitting prepayment with no more than 30 days' prior notice without penalty and a maturity of no more than three years (the "Assumed Debt"). The amount of Assumed Debt will be subject to adjustment based on changes in the working capital of the Gas Business and the dollar amounts of certain gas business capital expenditures to be made by each of ONEOK and WRI for the period from December 1, 1996 through the closing date of the Transactions (the "Closing Date").

     Immediately after the Asset Transaction, ONEOK will merge with and into WAI, with WAI as the surviving corporation, whereupon WAI's name will be changed to "ONEOK, Inc." The outstanding shares of ONEOK Common Stock will be converted on a one-for-one basis into the right to receive shares of New ONEOK Common Stock. Each share of New ONEOK Common Stock will be issued together with the corresponding number of associated rights to purchase one one-hundredths of a share of Series C Preferred Stock of New ONEOK pursuant to the Rights Agreement.

     Upon consummation of the Transactions, on a fully diluted basis, after giving effect to the Transactions and based on the number of shares of ONEOK Common Stock outstanding as of December 12, 1996, WRI will hold 2,996,702 shares of New ONEOK Common Stock and 19,317,584 shares of Series A Convertible Preferred Stock of New ONEOK, representing up to 9.9% of the New ONEOK Common Stock outstanding before conversion of the Series A Convertible Preferred Stock into New ONEOK Common Stock and up to 45.0% of the New ONEOK Common Stock outstanding after such conversion. Holders of ONEOK Common Stock will hold shares of New ONEOK Common Stock representing at least 90.1% of the New ONEOK Common Stock outstanding and not less than 55.0% of the New ONEOK Common Stock after conversion of the Series A Convertible Preferred Stock to be held by WRI pursuant to the Agreement. In the event ONEOK issues additional shares of ONEOK Common Stock between December 12, 1996 and the closing of the transactions (the "Closing"), WRI has the right pursuant to the Shareholder Agreement to require WAI at the Closing to issue to it additional shares of New ONEOK Common Stock and/or Series A Convertible Preferred Stock, at a price per share equal to the average market price of the ONEOK Common Stock for the 20 trading days prior to the Closing, so as to restore WRI's percentage ownership at the Closing to up to 9.9% of the outstanding New ONEOK Common Stock and up to 45.0% of the outstanding New ONEOK Common Stock on a fully diluted basis.

     Pursuant to the Agreement, ONEOK has redeemed all of its outstanding shares of ONEOK Preferred Stock and will redeem at the Closing of the Merger all rights contemplated by the ONEOK Rights Agreement at the applicable redemption price.

     The Agreement is incorporated herein by reference as Exhibit B-1.

     The Merger is subject to customary closing conditions, including the receipt of the requisite approval of the holders of ONEOK Common Stock and all necessary governmental approvals, including approval of the Commission.

     The Merger is designed to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "IRC"). The Company will account for its common stock holdings in New ONEOK by the equity method and for its preferred stock holdings as an investment.

     ONEOK has also agreed that it will cause New ONEOK after the Merger to submit to its shareholders for a vote at the earlier of the first annual meeting of New ONEOK to occur after the effective time of the Merger (the "Merger Effective Time") (provided that the Merger Effective Time shall have occurred at least 60 days prior to the annual meeting), or at a special meeting to be held no later than 120 days after the Merger Effective Time, a proposal for New ONEOK to amend (such Amendment, the "Opt-out Amendment") the New ONEOK Certificate of Incorporation (the "New ONEOK Certificate") (i) to opt out, as of a date no more than two days after the date of such shareholders' meeting, from Section 1145 through 1155 of Title 18 of the Oklahoma Statutes, as it may be amended, which relates to control share acquisitions (the "Control Share Acquisition Statute") and (ii) to provide that this amendment may be further amended only by the affirmative vote of at least 662/3% of the voting power of all Securities (as defined below), voting as a class.

               3.   The Shareholder Agreement

     Pursuant to the Agreement, New ONEOK and WRI will enter into the Shareholder Agreement between WRI and New ONEOK (the "Shareholder Agreement") on the Closing Date which will provide for, among other matters, the matters specified below:

     The Shareholder Agreement will provide, among other things, that WRI and its Affiliates (as defined in the Shareholder Agreement) will be prohibited from taking certain actions, including, without limitation:

                    (a) prior to the occurrence of a Regulatory Change (as defined below), the acquisition of Voting Securities (as defined below) of New ONEOK that would cause the Shareholder Group (as defined below) to have securities representing more than 9.9% of the total outstanding voting power of New ONEOK and, at any time, the acquisition of securities that would cause the Shareholder Group's Total Ownership Percentage to exceed the Maximum Ownership Percentage (as defined below);

                    (b) the deposit of New ONEOK Securities in a voting trust or subjecting of such Securities to any similar arrangement or proxy with respect to the voting of such Securities;

                    (c) the  commencement  of a  merger,  acquisition  or  other business combination transaction relating to New ONEOK; and

                    (d) engagement in any other action, either alone or in concert with others, to seek to control or influence New ONEOK's management, Board or policies.

     In the event that the Shareholder Group's Total Ownership Percentage falls below the Maximum Ownership Percentage, WRI has certain rights to acquire additional Securities to restore the Total Ownership Percentage of the Shareholder Group to the Maximum Ownership Percentage. WRI may exercise such rights either (i) by purchasing New ONEOK Common Stock in the open market or otherwise (and, to the extent such purchases would cause the Shareholder Group's Voting Ownership Percentage to exceed 9.9% prior to a Regulatory Change, exchanging such shares on a share for share basis for Series B Convertible
Preferred Stock issued by New ONEOK) or (ii) in certain events where the reduction in the Shareholder Group's Total Ownership Percentage is caused by a Dilutive Issuance (as defined under "The Shareholder Agreement") by New ONEOK, by requiring New ONEOK to issue to WRI at the issue price per share of the Dilutive Issuance, prior to a Regulatory Change, additional shares of New ONEOK Common Stock and, to the extent such issuance would cause the Shareholder Group's Voting Ownership Percentage to exceed 9.9%, Series B Convertible
Preferred Stock sufficient to restore the Shareholder Group's Total Ownership Percentage to the Maximum Ownership Percentage and, after a Regulatory Change, shares of New ONEOK Common Stock sufficient to restore the Shareholder Group's Total Ownership Percentage to the Maximum Ownership Percentage minus 10%.

     For purposes of the Shareholder Agreement, "Shareholder Group" means WRI, any WRI Affiliate and any person with whom WRI or any of its Affiliates is part of a partnership, limited partnership, syndicate or other group of persons acquiring, holding, voting or disposing of any voting securities which would be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the Commission.

     "Maximum Ownership Percentage" means, calculated at a particular point in time, a Total Ownership Percentage of 45%, less the voting power represented by all Voting Securities transferred by the Shareholder Group during the term of the Shareholder Agreement (including the Voting Power (as defined under "The Shareholder Agreement") represented by any shares of Convertible Preferred Stock which were converted into shares of New ONEOK Common Stock contemporaneously with such transfer pursuant to the terms of the Shareholder Agreement).

     A "Regulatory Change" will be deemed to have occurred upon the receipt by WRI of an opinion of WRI's counsel (which counsel must be reasonably acceptable to New ONEOK) to the effect that either (1) the 1935 Act has been repealed, modified, amended or otherwise changed or (2) WRI has received an exemption, or, in the unqualified opinion of WRI's counsel, is entitled without any regulatory approval to claim an exemption, or has received an approval or no-action letter from the Commission or its staff under the 1935 Act or has registered under the 1935 Act, or any combination of the foregoing, and as a consequence of (1) and/or (2), WRI may fully and legally exercise such rights under the Shareholder Agreement as take effect in the period after a Regulatory Change has occurred.

     "Securities" means any equity securities of New ONEOK.

     "Total Ownership Percentage" means, calculated at a particular point in time, the Voting Power which would be represented by the securities beneficially owned by the person whose Total Ownership Percentage is being determined if all shares of Convertible Preferred Stock (or other Securities convertible into Voting Securities) beneficially owned by such person were converted into shares of New ONEOK Common Stock (or other Voting Security).

     "Voting Ownership Percentage" means, calculated at a particular point in time, the Voting Power represented by New ONEOK Common Stock and shares of any other class of capital stock of New ONEOK then entitled to vote in the election of directors (not including Convertible Preferred Stock) ("Voting Securities") beneficially owned by the person whose voting ownership percentage is being determined.

     During the term of the Shareholder Agreement, the Shareholder Group is prohibited, without the prior written consent of a majority of New ONEOK's independent directors, from transferring any Securities of New ONEOK, except (a) transfers of Securities representing Voting Power of less than 5% provided that the transferee does not have a Voting Ownership Percentage of 5% or more immediately prior to such transfer; (b) in a bona fide underwritten public offering pursuant to the Registration Rights Agreement ("Registration Rights Agreement") to be entered into between New ONEOK and WRI on the Closing Date;
(c) pursuant to a pro rata distribution to WRI's shareholders; and (d) pursuant to a procedure which permits WRI to transfer Securities representing 5% or more of New ONEOK's Voting Power, provided that New ONEOK has been given notice thereof, and has failed, within a specified period of time, to purchase from WRI the Securities proposed to be sold at a cash purchase price per share equal to 98.5% of the then current market price for New ONEOK's Common Stock. In addition, in the case of a bona fide third party tender offer for New ONEOK, WRI may tender into such offer a proportionate amount of its New ONEOK Securities.

     During the term of the Shareholder Agreement, WRI has agreed to vote all Voting Securities owned by it as follows: with respect to the election of directors, WRI will vote its Voting Securities in favor of the election of all candidates for director nominated by the New ONEOK Board of Directors ("New ONEOK Board"). With respect to any proposal initiated by a shareholder of New ONEOK relating to the redemption of the rights issued pursuant to the Rights Agreement or any modification of the Rights Agreement (other than nonbinding precatory resolutions), WRI shall, and shall cause each member of the Shareholder Group to, vote all Voting Securities Beneficially Owned by WRI or any member of the Shareholder Group in accordance with the recommendation of the New ONEOK Board. With respect to transactions constituting a Change in Control (as defined below under "New ONEOK") or with respect to any proposal relating to the Opt-out Amendment, WRI may vote any or all of the Voting Securities and Convertible Preferred Stock (which, as described above, has the right in such circumstance to vote together with the New ONEOK Common Stock on a one vote per share basis, as adjusted to reflect any stock split or similar events) held by the Shareholder Group in its sole discretion. With respect to any proposed amendment to the New ONEOK Certificate or the Bylaws of New ONEOK (the "New ONEOK By-laws") which would reasonably have the effect of modifying in any way the Opt-out Amendment or would reasonably cause New ONEOK to become subject to
(i) the Control Share Acquisition Statute or (ii) any other provisions which are substantially similar to the Control Share Acquisition Statute, WRI or any member of the Shareholder Group has the right to abstain or vote against such amendment. With respect to all other matters, (i) prior to the occurrence of a Regulatory Change, WRI may vote any Voting Securities of New ONEOK held by the Shareholder Group in WRI's sole discretion, (ii) after the occurrence of a Regulatory Change, WRI may vote in its sole discretion up to 9.9% of the New ONEOK outstanding Voting Power and WRI must vote any other Voting Securities owned by it in the same proportion as all Voting Securities voted on such other matter are voted by the other shareholders of New ONEOK.

     The Shareholder Agreement terminates under certain circumstances, including, but not limited to: (a) New ONEOK's quarterly dividend on the New ONEOK Common Stock falling below $0.30 per share (as adjusted to reflect any stock split or similar events) in any five quarters or New ONEOK's failure to pay the stated quarterly dividend on any series of Convertible Preferred Stock in any five quarters, (b) the Shareholder Group's Total Ownership Percentage falling below 9.9% at any time or (c) the Shareholder Group's Total Ownership Percentage falling below 30% at any time following the 15th anniversary of the signing of the Shareholder Agreement. In addition, on the 15th and each subsequent anniversary of the signing of the Shareholder Agreement, each of WRI and New ONEOK, on behalf of New ONEOK's shareholders, has the right to buy from or sell to the other, by purchase, sale or credible tender offer, as appropriate, all outstanding shares of New ONEOK capital stock beneficially owned by the selling party (which, in the case of New ONEOK, means the shareholders of New ONEOK other than WRI and the Shareholder Group). In addition, if at any time after the occurrence of a Regulatory Change, New ONEOK believes in good faith that WRI's regulatory status as modified by such Regulatory Change would place an unreasonable restriction on the implementation of New ONEOK's strategic business plans, New ONEOK may immediately initiate its buy/sell rights.

     The Shareholder  Agreement is  incorporated  herein by reference as Exhibit
B-2.

               4.   Other Agreements

     At the Closing, WRI and New ONEOK will execute a Marketing Agreement (the "Marketing Agreement"). Under the Marketing Agreement, New ONEOK will provide certain support services in its service area exclusively to WRI for WRI's residential and commercial electronic monitoring security business. The services to be provided include promotional programs by New ONEOK's customer service employees, billing inserts, billing service and customer information. WRI will provide all necessary training and education of New ONEOK employees for the promotional programs. The parties will develop mutually agreed guidelines for the promotional programs. New ONEOK will be paid specified fees for providing the services. Any disputes relating to the Marketing Agreement will be settled under dispute resolution provisions in the Marketing Agreement. The Marketing Agreement will also authorize WRI to use certain of New ONEOK's trade names, trademarks, servicemarks, etc. in connection with the marketing of monitored security services in ONEOK's service area.

     At the Closing, WRI and New ONEOK will execute a Shared Services Agreement (the "Shared Services Agreement"). The Shared Services Agreement will provide for cooperation between the parties with respect to various services, facilities and shared facilities related to New ONEOK and the electric utility business of WRI in Kansas, such as billing, meter reading and phone center coverage.

     WRI and ONEOK entered into an Employee Agreement, dated as of December 12, 1996, which provides for certain employment arrangements in respect of the employees of the Gas Business following the Closing.

     WRI, ONEOK and New ONEOK have agreed to enter into, on the Closing Date, an Environmental Indemnity Agreement whereby New ONEOK will assume responsibility for certain environmental related liabilities related to the Gas Business and WRI will retain certain other environmental related liabilities.

     WRI and New ONEOK have agreed to enter into, on the Closing Date, the Registration Rights Agreement, which provides that WRI will have certain rights to require New ONEOK to register under the Securities Act of 1933, as amended, WRI's shares of New ONEOK Common Stock and shares of New ONEOK Common Stock obtainable upon conversion of the Convertible Preferred Stock, subject to certain conditions.

     Each share of New ONEOK Common Stock will be associated with a Right to Purchase one one-hundredths of a share of New ONEOK Series C Preferred Stock. The Rights will be attached to certificates of shares of New ONEOK Common Stock and will not be separately tradeable and will become exercisable only upon certain conditions. In the event that, without the prior consent of the Board of Directors of New ONEOK, any person or group (other than WRI with respect to shares acquired pursuant to the Agreement and Shareholder Agreement) acquires beneficial ownership of 15% or more of the Voting Power of all outstanding voting securities of New ONEOK, each Right (other than Rights held by such acquiring person or group) will entitle the holder to purchase, at the then-current exercise price of the Right, a number of shares of New ONEOK Common Stock having a value of twice the exercise price of the Right, subject to certain exceptions.

               5.   New ONEOK

     New ONEOK, a corporation formed under the laws of Oklahoma as WAI, will change its name to ONEOK, Inc. upon consummation of the Merger. New ONEOK's authorized capital stock will consist of 100 million shares of New ONEOK Common Stock, and 100 million shares of Preferred Stock which the New ONEOK Board is authorized to issue in one or more series or classes, and to fix for each such series or class the preferences, conversion or other rights, Voting Powers, restrictions, limitations as to dividends, qualifications, or terms or redemption, as are permitted by Oklahoma law and are as stated in the resolution or resolutions adopted by the Board providing for the issuance of shares of such series or class. New ONEOK will have no operations prior to the Asset Transaction and the Merger other than those contemplated by the Agreement in connection with accomplishing the Transactions.

     All shares of New ONEOK Common Stock will be issued, together with the corresponding number of associated rights to purchase one-one-hundredth of a share of New ONEOK Series C Preferred Stock, par value $0.01 per share, pursuant to a Rights Agreement, to be entered at the Closing, between WAI and Liberty Bank and Trust Company of Oklahoma, N.A., as rights agent (the "Rights Agreement").

     The Series A Convertible Preferred Stock is convertible, at the option of the holder, in whole or in part, at any time following the occurrence of a Regulatory Change, into New ONEOK Common Stock at the rate of one share of New ONEOK Common Stock for each share of Series A Convertible Preferred Stock (as adjusted to reflect any stock split or similar events). In addition, any shares of the Series A Convertible Preferred Stock transferred by WRI to any person other than WRI or its affiliates is required to be converted into New ONEOK Common Stock. In connection with the Transactions, ONEOK and WRI have requested and expect to obtain a no-action letter from the Commission confirming that, for purposes of the Act, WRI's ownership interest in New ONEOK will not cause New ONEOK to be deemed a "subsidiary" of WRI nor WRI to be deemed a "holding company" under the Act.

     The holders of Series A Convertible Preferred Stock will be entitled, with respect to each dividend period on the New ONEOK Common Stock (as adjusted to reflect any stock split or similar events), to receive a dividend payment thereon that is equal, prior to the fifth anniversary of the Closing, to 1.5 times the dividend amount declared in respect of each share of New ONEOK Common Stock (as adjusted to reflect any stock split or similar events) for such dividend period (as adjusted to reflect any stock split or similar events) and thereafter 1.25 times the dividend amount declared in respect of each share of New ONEOK Common Stock for such dividend period. In no event, however, will the aggregate annual dividend amount payable in respect of each share of Series A Convertible Preferred Stock be less than $1.80 per share (as adjusted to reflect any stock split or similar events). Presently, the annual indicated dividend rate on the ONEOK Common Stock is $1.20 per share.

     In addition, upon conversion of any shares of Series A Convertible Preferred Stock, the holders thereof will be entitled to receive their proportionate share of an amount equal to $35 million if such conversion were to occur at Closing, which amount reduces to zero over five years, assuming the annual dividend amount on the Series A Convertible Preferred Stock is maintained at $1.80 per share (and over less than five years if the annual dividend amount on the Series A Convertible Preferred Stock is in excess of $1.80 per share). This conversion payment amount is formulated to ensure that WRI will receive dividend payments for the first five years and/or a lump sum payment which in the aggregate totals at least $35 million.

     Shares of Series A Convertible Preferred Stock are non-voting, except that they vote with the New ONEOK Common Stock (and any other class or series of stock which may be similarly entitled to vote with the holders of New ONEOK Common Stock) as a single class with respect to (i) any proposal relating to the Opt-out Amendment and any proposed amendment to the New ONEOK Certificate or New ONEOK By-laws which would have the effect of modifying in any way the Opt-out Amendment or would reasonably cause New ONEOK to become subject to (a) the Control Share Acquisition Statute or (b) any other provisions which are substantially similar to the Control Share Acquisition Statute and (ii) any transaction which, if consummated, would constitute a Change in Control of New ONEOK. With respect to any such transaction, each share of Series A Convertible Preferred Stock shall carry a number of votes equal to the number of votes carried in the aggregate by the number of shares of New ONEOK Common Stock issuable upon conversion of one share of Series A Convertible Preferred Stock.

     As used herein, "Change in Control" means the occurrence of any one of the following events:

     (1) any person (other than the Shareholder Group) becoming the beneficial owner, directly or indirectly, of Voting Securities, pursuant to the consummation of a merger, consolidation, sale of all or substantially all of New ONEOK's assets, share exchange or similar form of corporate transaction involving New ONEOK or any of its subsidiaries that requires the approval of New ONEOK's shareholders, whether for such transaction or the issuance of securities in such transaction, so as to cause such person's Voting Ownership Percentage to exceed a Voting Ownership Percentage of 15% prior to a Regulatory Change and a Voting Ownership Percentage of 35% thereafter, provided, however, that the event described in this paragraph (1) shall not be deemed to be a Change in Control if it occurs as the result of any of the following acquisitions: (A) by any employee benefit plan sponsored or maintained by New ONEOK or any affiliate, or
(B) by any underwriter temporarily holding securities pursuant to an offering of such securities;

     (2)  the  consummation  of  a  merger,   consolidation,   sale  of  all  or
substantially all of New ONEOK's assets, share exchange or similar form of corporate transaction involving New ONEOK or any of its subsidiaries that requires the approval of New ONEOK's shareholders, whether for such transaction or the issuance of securities in such transaction, unless immediately following such transaction more than 50% of the total Voting Power of (x) the corporation resulting from such transaction, or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the Voting Securities eligible to elect directors of such resulting corporation, is represented by Voting Securities that were outstanding immediately prior to such transaction (or, if applicable, shares into which such Voting Securities were converted pursuant to such transaction), and such Voting Power among the holders of such Voting Securities that were outstanding immediately prior to such transaction is in substantially the same proportion as the Voting Power of such Voting Securities among the holders thereof immediately prior to such transaction; or

     (3) the consummation of a plan of complete liquidation or dissolution of New ONEOK.

     Shares of the Series B Convertible Preferred Stock, par value $0.01 per share ("Series B Convertible Preferred Stock" and, together with the Series A Convertible Preferred Stock, "Convertible Preferred Stock") will be issued to WRI in exchange for shares of New ONEOK Common Stock purchased by WRI in the open market upon WRI's exercise of the Top-Up Rights pursuant to the Shareholder Agreement so as to enable WRI to restore its Total Ownership Percentage to the Maximum Ownership Percentage or, in the case of any dilutive security issuances in connection with any acquisition or other business combination, in exchange for payment of the issue price per share of the Dilutive Issuance, so as to restore its Total Ownership Percentage to the Maximum Ownership Percentage minus 10%. The terms of the Series B Convertible Preferred Stock are the same as the Series A Convertible Preferred Stock, except that (i) the dividend amount on each share of Series B Convertible Preferred Stock is equal to 1.25 times the dividend amount declared in respect of each share of New ONEOK Common Stock for each dividend period (as adjusted to reflect any stock split or similar events) and (ii) prior to the fifth anniversary of the Closing Date, the aggregate annual dividend amount will equal an amount not less than $1.50 per share of Series B Convertible Preferred Stock and, thereafter, the aggregate annual dividend amount will equal an amount not less than $1.80 per share of Series B Convertible Preferred Stock.

     New ONEOK will, as of the Closing Date, adopt a Rights Agreement that is designed to protect New ONEOK shareholders from coercive or unfair takeover tactics. The Rights Agreement may have the effect of delaying, deterring or preventing a takeover of New ONEOK. In connection with the Rights Agreement, the New ONEOK Board has established a series of Preferred Stock, designated as Series C Preferred Stock. Holders of the Series C Preferred Stock are entitled to receive, in preference to the holders of New ONEOK Common Stock, quarterly dividends payable in cash on the last day of each fiscal quarter of New ONEOK in each year, or such other dates as the New ONEOK Board deems appropriate, in an amount per share equal to the greater of (a) $1 or (b) subject to adjustment, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in New ONEOK Common Stock, payable with respect to New ONEOK Common Stock. The Series C Preferred Stock dividends are cumulative but do not bear interest. Shares of Series C Preferred Stock are not redeemable. Subject to adjustment, each share of Series C Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the New ONEOK shareholders and during a certain dividend default period, holders of the Series C Preferred Stock have other special voting rights. Upon any liquidation, dissolution or winding-up of New ONEOK, holders of Series C Preferred Stock are entitled to priority over the holders of shares of New ONEOK Common Stock or other junior ranking stock. No such shares of Series C Preferred Stock are outstanding; however, each holder of New ONEOK Common Stock will be granted the right to purchase one one-hundredths of a share of Series C Preferred Stock upon the happening of certain events, such as a hostile takeover attempt of New ONEOK, as described in the Rights Agreement.

     Immediately following the Merger, the Board and New ONEOK Management will be the same as that of ONEOK prior to the Merger, except for (i) the expansion of the New ONEOK Board from 14 to 16 directors to allow the appointment of two directors designated by WRI and (ii) the appointment of five persons who are currently officers of WRI with respect to the Gas Business (including officers of MCMC and Westar) as additional officers of New ONEOK, with comparable responsibilities. Under certain circumstances, following the occurrence of a Regulatory Change, WRI has the right to designate additional directors providing for aggregate representation of up to one-third of the New ONEOK Board. In addition, the New ONEOK By-laws provide that the chief executive officer of New ONEOK must be elected by the affirmative vote of 80% of the directors of New ONEOK.

Item 2   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Company expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Auditors' Fees..................................................*

         Legal Fees.............................................$2,000,000

         Investment Bankers' Fees and Expenses..................$2,800,000

         Miscellaneous...................................................*

                           Total.........................................*

         *To be filed by amendment.

Item 3   APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act are directly or indirectly applicable to the proposed Asset Transaction and Merger: Sections 9(a)(2) and 10. To the extent other sections of the Act or the Commission's rules thereunder are deemed applicable to the Asset Transaction and the Merger, such sections and rules should be considered to be set forth in this Item 3.

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Because the Company will, by virtue of the Transactions, become an affiliate of New ONEOK2/, Section 9(a)(2) requires approval by the Commission of the Transactions under Section 10. The Company believes that the Transactions meet the requirements of Sections 9(a)(2) and 10.


--------
2/ ONEOK and WRI will obtain a No-Action letter that represents the SEC Staff's concurrence that New ONEOK will not be deemed to be a subsidiary of WRI within the meaning of Section 2(a)(8) of the Act and WRI will not be deemed to be a holding company over New ONEOK under Section 2(a)(7) of the Act.



          A.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

                    (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

                    (2) in case of the  acquisition  of  securities  or  utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                    (3) such  acquisition  will  unduly  complicate  the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               1.   Section 10(b)(1)

     This is not a typical merger in which one company acquires 100% of the voting securities of another. Rather, the Transactions represent a strategic alliance between two strong companies. As the no-action letter correspondence makes clear, ONEOK post-merger will continue to operate under the control of current management. WRI will be limited to the rights that would otherwise be associated with the ownership of 9.9% of the voting securities of a publicly-held company. Furthermore, the Company believes that the Transactions will not tend towards interlocking relationships or concentrations of control that would be detrimental to the public interest or the interest of investors or consumers for several reasons.

     First, WRI and New ONEOK will enter into a Shareholder Agreement in connection with the Merger. The terms of the Shareholder Agreement, which are discussed above in Item 1.B.3, prevent WRI from exercising a controlling influence over New ONEOK. In addition, New ONEOK will be subject to regulation with respect to rates and other corporate matters by regulatory bodies in Kansas and Oklahoma, which function to protect the interest of consumers and the public interest. The Company is currently, and following the Transactions will remain, subject to the jurisdiction of the KCC and the FERC.

     The Transactions are also not detrimental to the public interest or the interest of investors or consumers, as they will result in a decrease in the size of the WRI holding company system. Even if the transaction is analyzed on the basis of the combined WRI-ONEOK systems, there is no impermissible concentration of control. The Commission has recognized that there is no limit on size per se. In this case, even viewed as a combined system, WRI and ONEOK would create a system that is comparable to other utility systems. On a pro forma basis, giving effect to the Transactions, as of May 31, 1997, WRI and New ONEOK would have combined assets of $7.8 billion and total operating revenue for the twelve months ended May 31, 1997 of $3.0 billion and approximately 1.6 million utility customers. The Commission has approved acquisitions involving much larger operating utilities (see Entergy Corp., HCAR No. 25952 (Dec. 17,
1993) approving the acquisition of Gulf States Utilities, with combined assets at time of acquisition in excess of $21 billion; The Southern Company, HCAR No. 24579 (Feb. 12, 1988) approving the acquisition of Savannah Electric and Power
Company to create a system with assets of $20 billion and 3.25 million customers) and has not found the size of other existing holding companies of similar size to be problematic.3/

--------
3/   The Southern Company System, for example,  has assets of approximately
     $27 billion and revenues of approximately $8.3 billion, while American Electric Power has assets of approximately $15.7 billion, revenues of approximately $5.5 billion and approximately 2.9 million utility customers. Entergy, which as a result of its acquisition of Gulf States Utilities Company provides service in the State of Texas, currently has approximately
     2.4 million utility customers.

     Furthermore, the Transactions will not have a detrimental effect on competition in Kansas and Oklahoma. After the Transactions, the Company and New ONEOK will operate in the same competitive environments in which they operate today. ONEOK intends to compete actively with WRI for customers. Kansas communities which now receive both their electric and natural gas service from WRI will be receiving their gas service from New ONEOK and their electric service from WRI after the merger. As competition between gas and electric companies increases with the transition of both industries from a bundled to an unbundled and competitive environment, customers will have more choices available to them as a result of having separate gas and electric companies to provide them with service.

     In addition, there will be competition in the retail market for industrial and commercial customers for natural gas in Oklahoma and Kansas, both because natural gas utilities do not have exclusive territories and because gas is transported to large customers in Kansas on an open-access basis and in Oklahoma pursuant to tariffs approved by the OCC. There are approximately 40 gas delivery systems or marketers in ONG's and the WRI LDC Business's service areas, including Transok, Enogex and Williams. ONEOK is actively working with the OCC to develop a plan and schedule to unbundle services for all of its Oklahoma customers. Under ONEOK's original proposal, all of ONEOK's customers who use 150 Mcf of gas or more per year would receive unbundled services by 1998, and all of ONEOK's remaining customers would receive unbundled services by 1999. ONEOK hopes to work with the KCC and its staff to develop a similar schedule for unbundling of services in Kansas. Suppliers of natural gas in Oklahoma and Kansas must also compete with other fossil fuels, including oil, propane, coal, and petroleum coke, which can be employed in some of the thermal applications for which natural gas is used.

     The Commission has watchfully deferred to the work of other regulators with respect to competition. The Company and ONEOK filed Pre-merger Notification and Report Forms with the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Act (the "HSR Act"). The applicable waiting period under the HSR Act expired on May 4, 1997. As part of their review of the Transactions and future oversight of WRI and New ONEOK, the state regulators will continue to have jurisdiction over the utility functions of WRI and New ONEOK, including competitive issues arising in the unbundling of the services of WRI and ONEOK.

     Finally, with regard to interlocking relations, the Shareholder Agreement provides that, with respect to the election of directors to New ONEOK's board of directors, WRI will vote all Common Stock held by it in accordance with the recommendation of New ONEOK's nominating committee.4/ WRI will be allowed only two members on a board of 16 directors, only one of whom may be an officer, director or employee of WRI or its subsidiaries. No board member designated by WRI will serve on the New ONEOK board nominating committee, or chair any other committee of New ONEOK's board.5/ Whatever potential for minority control might exist by reason of WRI's equity interest is therefore effectively countered by the management control New ONEOK will exercise through its control of the board of directors and the nominating process.

--------
4/ The New ONEOK nominating committee recommends nominees to fill vacancies on the board, establishes procedures to identify potential nominees, recommends criteria for membership on the board, and recommends the successor chief executive officer when a vacancy occurs. The by-laws of New ONEOK provide that any successor chief executive officer must be elected by the affirmative vote of 80% of the directors of New ONEOK.

5/ The two directors to be designated by WRI approximate the number of directors it could elect in ordinary circumstances, based on its 9.9% common equity interest, if cumulative voting applied.


     For these reasons, the Transactions will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

               2.   Section 10(b)(2) -- Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given to the holders of ONEOK Common Stock in connection with the Merger is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arms length negotiations,6/ whether each party's Board of Directors has approved the purchase price,7/ the opinions of investment bankers8/ and the earnings, dividends, book and market value of the shares of the company to be acquired.9/

--------
6/       In the Matter of American Natural Gas Company, HCAR No.
         15620 (Dec. 12, 1966).

7/       Consolidated Natural Gas Company, HCAR No. 25040
         (Feb. 14, 1990).

8/       Id.

9/       In the Matter of Northeast Utilities, HCAR No. 15448
         (Apr. 13, 1966).


     The fairness of the consideration involved in the Merger is evidenced by the fact that the Ownership Percentages are the product of extensive and vigorous arms-length negotiations between the Company and ONEOK, and the Agreement was approved by the Boards of Directors of the Company and ONEOK acting in accordance with their fiduciary duties to shareholders. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of each of the companies and involved careful due diligence by both parties. See WAI Registration Statement on Form S-4 (incorporated by reference as Exhibit C-1 hereto).

     In addition, nationally-recognized investment bankers for each of the Company and ONEOK have reviewed extensive information concerning the companies, analyzed the Ownership Percentages employing a variety of valuation methodologies, and opined that the Ownership Percentages are fair, from a financial point of view, to WRI and fair, from a financial point of view, to the holders of ONEOK Common Stock. The Company investment bankers' opinion is attached hereto as Exhibit G-1. The ONEOK investment bankers' opinion is attached as Appendix F to WAI's Registration Statement on Form S-4 and is described on pages 31 to 38 of the Form S-4 (incorporated by reference as Exhibit G-2 hereto).

     The Commission has previously assessed the reasonableness of exchange ratios under Section 10 (b)(2) by considering the companies' respective earnings, market values and book values. Traditionally, the Commission's analysis has emphasized market values as a measure of the sums "invested in" utility assets and earnings as a measure of the "earning capacity" of the utility. See Northeast Utilities, 42 S.E.C. 963, 968-974 (1966); National Fuel Gas Company, 36 S.E.C. 489, 496 (1955). Because the Gas Business is not a separate, publicly traded company, the financial data below do not include a market value for the Gas Business:


               PRO FORMA COMPARISONS OF THE GAS BUSINESS AND ONEOK
                            (in millions of dollars)

                      Fiscal
                      Year10/       Gas Business        ONEOK           Ratio

Operating              1996               721           1,224           0.589
Revenues               1995               515             954           0.540
                       1994               599             784           0.764
Shareholders'          1996               532             424           1.255
Equity                 1995               488             398           1.226
                       1994               439             380           1.155
Net Income             1996                19              53           0.358
                       1995               (1)              43          <0.023>
                       1994                16              36           0.444

--------
10/  Based on a fiscal year ending August 31.


     In light of the aforesaid opinions, and an analysis of all other relevant factors, the Company believes that the Ownership Percentages fall within the range of reasonableness, and that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the Company's Gas Business and ONEOK, respectively.

               3.   Section 10(b)(2) -- Reasonableness of Fees

     The Company believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transactions are reasonable and fair in light of the size and complexity of the Transactions relative to other transactions, that they are consistent with recent precedent, and that they meet the standards of Section 10(b)(2).

     The Company's expected expenses in connection with the transactions will be set forth in Item 2 of this Application.

     With respect to financial advisory fees, the Company and ONEOK believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

     Pursuant to the engagement letter between the Company and Salomon Brothers Inc ("Salomon") dated September 5, 1995, Salomon will earn a fee of approximately $2.8 million for the rendering of the opinion on the fairness of the Transactions to the Company from a financial point of view. In addition, Salomon will be reimbursed for certain of its related expenses. Salomon will not be entitled to any additional fees or compensation in the event the Transaction is not approved or otherwise not consummated. The Company also agreed to indemnify Salomon, its affiliates and each of its directors, officers, agents and employees and each person, if any, controlling Salomon or any of its affiliates against certain liabilities, including liabilities under federal securities laws.

     Pursuant to the engagement letter between ONEOK and PaineWebber dated December 2, 1996, PaineWebber has earned a fee of $875,000 for the rendering of the an opinion on the fairness of the Transactions to the shareholders of ONEOK from a financial point of view. In addition, PaineWebber will be reimbursed for certain of its related expenses. PaineWebber will not be entitled to any additional fees or compensation in the event the Transaction is not approved or otherwise consummated. ONEOK also agreed, under separate agreement, to indemnify PaineWebber, its affiliates and each of its directors, officers, agents and employees and each person, if any, controlling PaineWebber or any of its affiliates against certain liabilities, including liabilities under federal securities laws.

     The  investment   banking  fees  of  the  Company  and  ONEOK  reflect  the
competition of the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

               4.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Transactions will unduly complicate the Company's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Company's system. The novel aspect of the Transactions is the creation of a large minority interest in New ONEOK. As explained below, the minority interest is not a problem because of the limited amount of Voting Securities to be held by WRI and the limitations on WRI's ability to influence and direct New ONEOK's affairs, as outlined in the Shareholder Agreement. Given that (a) there is no minority control concern, (b) the quality of state regulation today and (c) the stringent disclosure requirements under the federal securities laws, the capital structure of the Company and of New ONEOK will not be unduly complicated.

     In the Merger, the shareholders of ONEOK will receive New ONEOK Common Stock. There will be no minority common stock interest remaining in ONEOK or its subsidiaries. The only voting securities of New ONEOK's direct and indirect non-utility subsidiaries will be common stock and, in all cases, all issued and outstanding shares of such common stock will be held by New ONEOK or a subsidiary of New ONEOK.

     Set forth below are summaries of the historical and pro forma capital structure of the Company and ONEOK as of September 30, 1996 and November 30, 1996, respectively:

                   WRI and ONEOK Historical Capital Structures
                                  (In Millions)
                                                    WRI                ONEOK
Common Stock Equity                               $1,615                $420
Cumulative Preferred, Convertible
Preferred and Preference Stock                        75                   9
WRI obligated mandatorily
redeemable preferred securities
of subsidiary trust holding
solely subordinated debentures                       220                   -
Long Term Debt (net)                                1431                 337
                                                   -----               -----
         Total                                    $3,341                $766



                          Pro Forma Capital Structures
                                  (In Millions)
                                                    WRI 11/            ONEOK
Common Stock Equity                               $1,615                $499
Cumulative Preferred, Convertible
Preferred and Preference Stock                        75                 547
WRI obligated mandatorily
redeemable preferred securities
of subsidiary trust holding
solely subordinated debentures                       220                   -
Long Term Debt (net)                                1466                 395
                                                   -----                ----
         Total                                     $3376               $1441

The  Company  and  New  ONEOK  will  have  pro  forma  common  equity  to  total capitalization ratios of approximately 48% and 73%, respectively, which comfortably exceed the "traditionally acceptable 30% level." Northeast Utilities, 47 SEC Docket at 1279, 1284 (1990).

--------
11/ The Company will account for its ownership of the common stock in New ONEOK using the equity method and will account for the preferred stock as an investment. This investment will be reflected on the Company's balance sheet at an amount equal to the net assets being acquired. There will be no change to the Company's capital structure as a result of the Transactions.


     As set forth more fully in Item 3.B.2 and elsewhere in this Application, the Transactions will improve the efficiency of the Company's gas utility system. The Transactions will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

          B.   Section 10(c)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

               (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

               (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

               1.   Section 10(c)(1)

     Section 10(c)(1) requires that the proposed acquisition not be "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8, by its terms, only applies to registered holding companies and thus the Transactions cannot be unlawful under Section 8 of the Act. However, even if applied to exempt holding companies, the Transactions would not be unlawful as there is no state law, regulation or policy against combination companies. Section 11 of the Act relates to the simplification of holding company systems, and, as discussed in further detail below, by its terms also only applies to registered holding companies. Section 11(b)(1), which contains the principal elements of Section 11's simplification standard, specifically mandates that the Commission require each registered holding company to limit the operations of the holding company system to a single integrated public utility system.

     The term "integrated public-utility system" is defined in Section 2(a)(29) to mean:

          As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility companies are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

          and

          As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     As the Commission and its staff have previously noted, in connection with an acquisition by an exempt holding company, Section 10(c)(1) mandates that such acquisition not be detrimental to the carrying out of the provisions of Section 11, but does not require that the acquisition meet the strict integration standards of Section 11(b)(1) as would be required of a registered holding company. Thus, the principal issue under Section 10(c)(1) with regard to the Transactions is whether the transfer of the gas utility assets of a combination exempt holding company to a separate gas utility subsidiary and the subsequent merger of that subsidiary with another gas utility company is detrimental under
Section 11.

     First, the Company is not becoming a combination exempt holding company system through the Transactions. Rather, the Company presently is a combination exempt holding company. The Asset Transactions and the subsequent Merger will simply separate the electric and gas utility assets of the Company into separate companies and create a larger gas utility through the combination with ONEOK. Second, on its face the Act does not prohibit ownership by an exempt holding company of both electric and gas utility properties. Rather, the Commission in recent years has routinely approved transactions involving the formation of new combination exempt holding companies12/ and involving acquisitions of gas or electric utility companies by existing combination exempt holding companies.13/

     In Dominion Resources, for example, an exempt combination holding company was permitted to acquire a gas utility.14/ Pursuant to section 10, the Commission expressly held that "the provisions of section 11 are not applicable to exempt holding companies such as DRI." The holding was not merely that section 11 by its terms applies only to registered holding companies, but in that context, the meaning of the holding was that such an acquisition did not violate section 10(c). Moreover, since Dominion Resources did not acquire any new electric properties, there was no direct effect upon its electric system, as is also the case in the Transactions.

--------
12/ See e.g., CIPSCO Incorporated, HCAR No., 25152 (Sept. 18, 1990) (authorizing acquisition and granting exemption for the formation of new holding company over existing combination utility and electric utility); Illinova Corporation, HCAR No. 26054 (May 18, 1994) (authorizing formation of holding company and granting exemption for holding company over existing combination utility and electric utility); WPS Resources Corporation, HCAR No. 26101 (Aug. 10, 1994) (authorizing formation and exemption for holding company over existing combination and electric utility); SIGCORP, Inc., HCAR No. 26431 (Dec. 14, 1995) (authorizing formation and granting exemption for holding company over existing combination utility and two gas utilities).

13/ See e.g., IE Industries, Inc., HCAR No. 25325 (June 3, 1991) (authorizing acquisition of large electric utility by a holding company with a combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25470 (Feb. 2, 1992) (authorizing acquisition of gas utility by holding company with existing combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25766 (March 25, 1993) (authorizing acquisition of gas utility by holding company with existing combination and gas utility subsidiaries); Southern Indiana Gas and Electric Company, HCAR No. 26075 (June 30, 1994) (authorizing acquisition of gas utility by combination utility company with a gas utility subsidiary).

14/  Dominion Resources, Inc., HCAR No. 24618 (April 5, 1988).

     No distinction  should be made between  decisions of the  Commission  under
Section 10 of the Act, approving the formation of combination exempt holding companies, approving acquisitions by an existing combination exempt holding company, and the present Transactions involving the separation of gas and electric businesses into separate companies within the same holding company, followed by a merger of the gas business with another gas utility company.

     Turning to the facts of the Transactions, it is clear that the Company and ONEOK currently operate as integrated utility systems and the combined system, even if it were deemed such, will not be detrimental to the carrying out of
Section 11. The Company's electric system meets the standards of Section 2(a)(29)(A) as WRI and KGE are physically interconnected and operate as a coordinated system in the State of Kansas, as the Commission held in 1992 when the Company obtained authorization from the Commission to acquire KGE pursuant to the standards of Section 9(a)(2) and 10 of the Act and both are subject to the jurisdiction of the KCC and the FERC.15/ Further, the Company has not acquired any utility operations since that time which would affect the analysis made in that order. The ONEOK system meets the standards of Section 2(a)(29)(B) as itoperates exclusively in the State of Oklahoma and is regulated by the OCC.

--------
15/  The Kansas Power and Light Company, HCAR No. 25465 (February 5, 1992).


     Thus, following consummation of the Transactions, the Company system will consist of a large integrated electric utility system. ONEOK will also be a large integrated gas utility system operating in the same region, with some overlapping service areas. (See Exhibit E-1 hereto for a map depicting the service territories of the Company and New ONEOK.)

     The Company system following the Transactions will, in fact, be quite similar to the combination exempt holding companies whose formation or expansion the Commission has approved in the past under Section 10.16/ The only difference between the instant case and the prior decisions of the Commission with respect to acquisitions is the fact that the electric system (WRI and KGE) and the gas system (New ONEOK) will be in separate companies. However, it would be a strange result indeed if such an acquisition could not meet the standards of Section 10(c) when an acquisition of a combination system or a pure gas or electric system by an existing combination system, as well as the acquisition of an existing combination system (which might include separate combination and gas and electric utility subsidiaries) by a newly formed holding company, would result in the same structure and would meet the test. As noted above with respect to Dominion Resources, when a combination company combines with either an electric or a gas utility, the effect with respect to one of the two systems created is the same as with separating gas and electric operations. Neither the language of the Act nor any policy reason supports such a distinction, especially when it is clear that the Transactions will not be detrimental to the carrying out of the provisions of Section 11, inasmuch as the Company will carry out its utility operations in two contiguous states, will be subject to adequate regulatory authority in those states and will not be the type of nationwide, complex system that Section 11 was designed to prevent. Moreover, the Company will remain an exempt holding company and, once again, "exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law"17/ and Kansas and Oklahoma law do not prohibit combination gas and electric utility companies. The fact that the Company will be an exempt holding company and that the transaction is subject to the Act's more lenient standard with regard to electric and gas combinations, coupled with the fact that the Company's utility operations will be located in the same geographic region, leads to the conclusion that the Transactions should be authorized under the Act.

--------
16/  See supra note 13 and 14.

17/ Division Report at 74. See also In the Matter of Northern States Power Company, HCAR No. 12655 (Sept. 16, 1954); Delmarva Power & Light Co., 46 SEC. 710 (1976); WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).


     Finally,  the  Transactions  will not be detrimental to the carrying out of
Section 11(b)(1)'s provision that registered holding companies be limited to an integrated public utility system and "such other [non-utility] businesses as are reasonably incidental or economically necessary or appropriate thereto." The Commission has not applied "the prohibitions of Section 11(b)(1) against retention of unregulated non-utility businesses by exempt holding companies to the same extent as registered holding companies,"18/ and has generally only tried to ensure that the resulting holding company system will be predominantly a utility company.19/ Given that the Company's utility operations after the Transactions will account for approximately $1.2 billion of its $1.3 billion in operating revenues and $5.2 billion of its $6.4 billion in assets, it is clear the Company system will be primarily an operating utility company.

--------
18/      Wisconsin Energy Corporation, HCAR 24267 (Dec. 18, 1986).

19/      Id.

               2.   Section 10(c)(2)

     The other component to Section 10 analysis requires that the acquisition tend "towards the economical and efficient development of an integrated public-utility system." The Commission has stated in several cases, including in the Gaz Metropolitan case, the most recent decision in this area, that under
Section 10(c)(2) an exempt holding company may consist of more than one integrated system.20/ In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system. The economies and efficiencies expected to accrue to the Company and New ONEOK systems as a result of the Transactions are sufficient to satisfy the standards of Section 10(c)(2).21/

--------
20/ The United Gas Improvement Company, 9 SEC 52 (1941), Union Electric Company, 45 SEC 489 (1974) and In the Matter of Gaz Metropolitan et al., HCAR No. 26170 (November 23, 1994). In Gaz Metropolitan, the Commission has explicitly stated "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system' (emphasis added)."

21/ Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.").

     WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991) ("Thus, in reviewing an application under this Section [10(c)(2)], the Commission may recognize not only benefits resulting from combination utility assets, but also financial and organizational economies and efficiencies.").


     New ONEOK will also be an "integrated  public utility system" as defined in
Section 2(a)(29)(B) of the Act. The New ONEOK system will be operated in Kansas and Oklahoma, satisfying the requirement that the system be confined in its operation to a single area or region not so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. In addition, the Gas Business and ONEOK both interconnect directly with four interstate pipelines: Panhandle Eastern Pipeline, Williams Natural Gas, Northern National Gas and Natural Gas Pipeline of America.

     Section  10(c)(2)  also  requires  that  a  proposed   transaction  promote
economies and efficiencies. The Commission has held that in order to demonstrate the required economies and efficiencies it is permissible to:

             ... depend less on specific dollar forecasts of future savings and more on the potential for economies presented by the acquisition even where these are not precisely quantifiable.22/

The Company and ONEOK expect that there will be economies and efficiencies resulting from the Transactions. Cost reductions are expected to be achieved by combining Kansas and Oklahoma operations in certain areas such as gas supply, inventories and corporate overhead. As a larger company, New ONEOK may also have the ability to negotiate more favorable contracts with vendors and suppliers. WRI also expects that the performance of the Gas Business will be enhanced by being operated by ONEOK's management team, which is devoted exclusively to the natural gas business. In addition, the Marketing and Shared Services Agreements discussed above in Item 1.B.4 are also expected to produce operational synergies. These savings are consistent with the savings that the Commission has found sufficient in connection with other examinations under Section 10(c)(2).

--------
22/ American Electric Power, HCAR No. 20633 (July 21, 1978)(authorizing acquisition by registered holding company of electric utility company) See also, Illinova Corporation, HCAR No. 26054 (May 18, 1994) (authorizing formation of an exempt holding company based on non-quantified economies and efficiencies such as permitting unregulated affiliates to respond to competitive opportunities and increasing general financial flexibility) and WPL Holdings, Inc., HCAR No. 25096 (May 25, 1990) (authorizing formation of an exempt holding company based on non-quantified economies and efficiencies such as deployment of earnings not needed for reinvestment in utility business, additional flexibility in maintaining appropriate capital ratios and positioning the system to respond to the developing competitive environment).


     It should be noted also that the Transactions are consistent with Section 10(f) of the Act, which states that the Commission may not approve an acquisition unless it appears to the Commission that such state laws as may apply in respect of such acquisition have been complied with. Section 10(f), unlike Section 8, applies directly to exempt holding companies and involves the issue of complying with all aspects of state regulation that apply to the transaction, not just whether or not state regulators have adequate regulatory authority over a combination system, and is satisfied in this case.23/ Indeed, it is a condition to consummation of the Transactions that all applicable state laws and regulations be complied with.

--------
23/ It should be noted that the terms of Section 10(f) reinforce the fact that the policy of the Act is to supplement, not supplant, state and local regulation.


          C.   Section 3(a)(1)

     The  Company is  currently  exempt  from all  provisions  of the Act except
Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2. ONEOK is currently a gas-utility company but not a public utility holding company or a subsidiary company or affiliate of a public utility holding company within the meaning of the Act. In a companion no-action letter request, the staff of the Division of Investment Management have been asked to agree that the proposed Transactions will not result in a holding company relationship between WRI and ONEOK. ONEOK will be an affiliate, but not a subsidiary company, of WRI. Thus, the Transactions will not affect the Company's claim of exemption under the Act. If the KCPL transaction is consummated, the Company will claim anexemption, or seek an order from the Commission declaring an exemption, under Section 3(a)(2) from all provisions of the Act except Section 9(a)(2).

Item 4   REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that the Company and ONEOK have obtained or expect to obtain in connection with the Transactions.

          A.   State Public Utility Regulation

               1.   State Corporation Commission of the State of Kansas

     The Company, ONEOK and WAI have filed a joint application with the KCC for an order authorizing the Transactions, including: (i) the Asset Transaction, including the contribution of the Gas Business' certificate of convenience to New ONEOK; (ii) the Merger; (iii) the acquisition by the Company of shares of capital stock of WAI; and (iv) the issuance of securities by New ONEOK. In granting the requested authorizations, the KCC will need to make a finding that the Transactions promote the public interest.

     A copy of the application filed with the KCC is attached hereto as Exhibit D-1 and a copy of the order approving the application will be filed by amendment as Exhibit D-2.

               2.   Corporation Commission of the State of Oklahoma

     The Company, ONEOK and WAI have filed a joint application with the OCC for an order authorizing the Transactions, including: (i) the Asset Transaction, with respect to assets in the state of Oklahoma; and (ii) the Merger. In approving the Transactions, the OCC will need to determine, among other things, that the effect of the Transaction will not be to substantially lessen competition for public utility services in Oklahoma or jeopardize the financial stability of ONEOK and will be in the public interest and in the interest of WRI customers in Oklahoma.

     A copy of the application filed with the OCC is attached hereto as Exhibit D-3 and a copy of the order approving the application will be filed by amendment as Exhibit D-4.

          B.   Other Federal Regulations

     Other than the approval of the Commission under the Act, no federal regulatory entity must approve the Transactions.

Item 5   PROCEDURES

     The Company hereby requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than September 19, 1997, such notice to specify a date not later than October 14, 1997, by which comments may be entered and a date not later than October 24, 1997, as the date after which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit I-1.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transactions. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6   EXHIBITS AND FINANCIAL STATEMENTS

         A.       Exhibits

         A-1 Restated Articles of Incorporation of the Company, as amended May 25, 1988 (filed as Exhibit 4 to the Registration Statement No. 333-23022 and incorporated herein by reference).

         A-2 Certificate of Correction to Restated Articles of Incorporation (filed as Exhibit 3(b) to the December 1991 Form 10-K and incorporated herein by reference).

         A-3 Amendment to the Restated Articles of Incorporation, as amended May 5, 1992 (filed as Exhibit 3(c) to the December 1995 Form 10-K and incorporated herein by reference).

         A-4 Amendments to the Restated Articles of Incorporation of the Company (filed as Exhibit 3 to the June 1994 Form 10-Q and incorporated herein by reference).

         A-5 By-laws of the Company (filed as Exhibit 3 to the March 1997 Form 10-Q and incorporated herein by reference).

         A-6 Amendment to the Restated Articles of Incorporation of the Company, as amended May 14, 1996 (filed as
                  Exhibit 3(a) to the June 1996 Form 10-Q and incorporated herein by reference).

         A-7 Certificate of Incorporation of New ONEOK (filed as Appendix E to the Proxy/Prospectus in the Registration Statement on Form S-4 on May 20, 1997 (Registration No. 333-27467), and incorporated herein by reference).

         A-8 By-laws of New ONEOK (filed as Exhibit 3.2 to the Registration Statement on Form S-4 on May 20, 1997 (Registration No. 333-27467), and incorporated herein by reference).

         B-1 Amended and Restated Agreement between WRI, WAI and ONEOK, dated as of May 19, 1997 (filed as Appendix A to the Proxy/Prospectus in the Registration Statement on Form S-4 on May 20, 1997 (Registration No. 333-27467) and incorporated herein by reference).

         B-2 Form of Shareholder Agreement between New ONEOK and WRI (filed as Appendix B to the Proxy/Prospectus in the Registration Statement on Form S-4 on May 20, 1997 (Registration No.333- 27467), and incorporated herein by reference).

         C-1 Registration Statement of WAI on Form S-4 (filed on May 20, 1997, Registration No. 333-27467 and incorporated herein by reference).

         C-2      Proxy  Statement and Prospectus of ONEOK (included in
                  Exhibit C-1).

         D-1      Joint application to KCC.

         D-2      KCC Order (to be filed by amendment).

         D-3      Joint application to OCC.

         D-4      OCC Order (to be filed by amendment).

         E-1 Map of service areas of WRI, KGE and ONEOK (to be filed by amendment on Form SE).

         F-1      Opinion of counsel (to be filed by amendment).

         F-2 Past-tense opinion of counsel (to be filed by amendment).

         G-1      Opinion of Salomon Brothers Inc to the Company

         G-2 Opinion of PaineWebber Incorporated to ONEOK (filed as Appendix F to the Proxy/Prospectus in the Registration Statement on Form S-4 on May 20, 1997 (Registration No.333-27467), and incorporated herein by reference).

         H-1 Annual Report of WRI on Form 10-K for the year ended December 31, 1996 (filed on March 20, 1997) (File No. 1-3523) and incorporated herein by reference.

         H-2 WRI Statement Claiming Exemption on Form U-3A-2 for the year ended December 31, 1996 (filed on February 28, 1997) and incorporated herein by reference.

         H-3 WRI Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (filed on May 15, 1997)(File No. 1-3523) and incorporated herein by reference.

         H-4 WRI Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (filed on July 30, 1997) (File No. 1-3523) and incorporated herein by reference.

         H-5 Annual Report of ONEOK on Form 10-K for the year ended August 31, 1996 (filed on October 18, 1996)
                  (File  No.   1-2572)  and   incorporated   herein  by
                  reference.

         H-6 ONEOK Quarterly Report on Form 10-Q for the quarter ended November 30, 1996 (filed on December 27, 1997) (File No. 1-2572) and incorporated herein by reference.

         H-7 ONEOK Quarterly Report on Form 10-Q for the quarter ended February 28, 1997 (filed on March 31, 1997)
                  (File No. 1-2572) and incorporated herein by reference.

         H-8 ONEOK Quarterly Report on Form 10-Q for the quarter ended May 31, 1997 (filed on June 24, 1997) (File No. 1-2572) and incorporated herein by reference.

         I-1      Proposed Form of Notice.

         B.       Financial Statements

         FS-1 WRI Unaudited Pro Forma Condensed Consolidated Balance Sheets as of May 31, 1997.

         FS-2 WRI Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended May 31, 1997.

         FS-3 WRI Consolidated Statements of Income for its last three fiscal years (see Annual Report of WRI on Form 10-K for the year ended December 31, 1996 (Exhibit H-1 hereto)).

         FS-4 ONEOK Consolidated Balance Sheet as of August 31, 1996 (see Annual Report of ONEOK on Form 10-K for the year ended August 31, 1996 (Exhibit H-5 hereto)).

         FS-5 ONEOK Consolidated Statement of Income for its last three fiscal years (see Annual Report of ONEOK on Form 10-K for the year ended August 31, 1996 (Exhibit H-5 hereto)).

Item 7    INFORMATION  AS TO  ENVIRONMENTAL  EFFECTS

     The Transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The Commission's declaration of the effectiveness of New ONEOK's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, KCC approval, OCC approval, Commission approval of this Application and the consummation of the Transactions will not result in changes in the operations of the Company or ONEOK that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WESTERN RESOURCES, INC.


                                      By:   /s/ John K. Rosenberg
                                          Name: John K. Rosenberg
                                          Title: Executive Vice President
                                                 and General Counsel



Date:  August 27, 1997